SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Exercise of Over-allotment Option by Underwriters. Dated: June 27, 2007

ITEM 1

Hollywood, Florida, June 27, 2007 – STARLIMS Technologies Ltd. (NASDAQ: LIMS) today announced that in connection with the company’s May 2007 initial public offering in the United States, Oppenheimer & Co. and JMP Securities LLC have exercised part of their over-allotment option and have purchased an additional 126,300 ordinary shares from the company.

STARLIMS has sold a total of 2,226,300 ordinary shares (including the over-allotment option shares) at a price to the public of $13.50 per share, resulting in net proceeds from the offering of approximately US $27 million.

Oppenheimer & Co. is acting as sole bookrunning manager of the offering and JMP Securities LLC is acting as co-lead manager of the offering. This offering of ordinary shares is being made only by means of a prospectus. Copies of the final prospectus may be obtained from Oppenheimer & Co. Inc. at 125 Broad Street, 16th Floor, New York, New York 10004 and JMP Securities LLC at 600 Montgomery Street, Suite 1100, San Francisco, California 94111.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About STARLIMS
STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. Please see www.starlims.com for more information.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: June 27, 2007